UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated September 12, 2007

BENETTON GROUP approves the 2007 first half results

Benetton Board of Directors resolves to file application to deregister and delist from NYSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 12, 2007

Benetton Board of Directors resolves to file application

to deregister and delist from NYSE

BENETTON GROUP approves the 2007 first half results,

CONSOLIDATED NET INCOME 70 MILLION EURO, UP 10.2%

    Consolidated revenues 990 million euro, +10.2% compared with 898 million euro in the first half of 2006

    EBIT 107 million euro (+20.4% compared with 89 million in the first half of 2006), equivalent to 10.8% of revenues

    Consolidated net income 70 million euro (+10.2% compared with 64 million in the 1st half of 2006), equivalent to 7.1% of revenues

    Gross operating capital expenditure 101 million euro compared with 61 million in the first six months of last year

Ponzano, September 12, 2007 - The Benetton Group Board of Directors, meeting today, approved the results for the first half of 2007 and resolved to file application to deregister and delist from the New York Stock Exchange.

Consolidated results for the first half of 2007

Group net revenues for the first half of 2007 were 990 million euro, up 92 million (+10.2%) compared with 898 million in the first half of 2006, driven by the apparel segment.

Worthy of particular mention are:

  the trend of revenues from the partner-managed network, positively influenced by good reception of collections in the market and commercial development initiatives;

  growth of sales by directly operated stores, also due to the contribution of the Italian partnership Milano Report, consolidated since August 2006.

The main growth factor was the strong acceleration in volumes (+13% compared with the same period of 2006) with a total of 74 million garments sold for the first half year. A positive contribution also from product mix, while negative impacts on revenues resulted from exchange differences (11 million euro) and the completion of policies to increase margins to the network with the 2007 Spring/Summer collection.

Gross operating income as a percentage of revenues was 42.7%, compared with 42.3% in the first half of 2006, going from 380 million euro to 423 million euro, favourably influenced, in particular, by managerial efficiency, volume and mix, as well as, partially, by weakness of the dollar.

The contribution margin was 355 million euro, compared with 315 million in the first half of 2006, and 35.9% of revenues compared with 35.1%.

EBIT increased to 107 million euro, compared with 89 million in the first half of 2006, equivalent to 10.8% of revenues.

EBITDA reached 15.3% of revenues, increasing to 151 million euro against 132 million (+14.8%) in the same period of last year. EBITDA from ordinary operations was 145 million euro, equivalent to 14.6% of revenues, compared with 126 million euro in the first half of 2006 (14% of revenues).

Net income for the period was 70 million euro, with a growth of 10.2%, compared with 64 million for the first half of 2006, maintaining an unchanged percentage of sales.

Highlights of the statement of income for the first half of 2007 and 2006 and for the full year 2006 are shown below; they are based on the statement of income classified by category (the percentage changes are calculated based on the precise values).
	1st half		1st half				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues	990	100.0	898	100.0	92	10.2	1,911	100.0

Materials and
subcontracted work	492	49.7	444	49.4	48	10.8	962	50.3
Payroll and related costs	43	4.3	43	4.8	-	0.7	81	4.2
Industrial depreciation and amortization	9	0.9	9	1.0	-	(1.9)	18	1.0
Other manufacturing costs	23	2.4	22	2.5	1	3.1	44	2.3
Cost of sales	567	57.3	518	57.7	49	9.4	1,105	57.8

Gross operating profit	423	42.7	380	42.3	43	11.2	806	42.2

Distribution and transport	29	2.9	30	3.3	(1)	(3.7)	63	3.3
Sales commissions	39	3.9	35	3.9	4	10.1	74	3.9

Contribution margin	355	35.9	315	35.1	40	12.8	669	35.0

Payroll and related costs	80	8.1	72	8.0	8	10.6	153	8.0
- of which non-recurring expenses	-	-	-	-	-	-	2	0.1
Advertising and promotion (A)	34	3.4	34	3.8	-	(0.6)	72	3.7
Depreciation and amortization	35	3.6	32	3.6	3	9.4	66	3.5
Other income and expenses	99	10.0	88	9.8	11	13.3	198	10.4
- of which non-recurring income	(7)	(0.7)	(5)	(0.6)	(2)	34.0	(3)	(0.2)
General and operating expenses	248	25.1	226	25.2	22	9.8	489	25.6
- of which non-recurring income	(7)	(0.7)	(5)	(0.6)	(2)	34.0	(1)	-

Operating profit (B)	107	10.8	89	9.9	18	20.4	180	9.4

Financial (expenses)/income	(13)	(1.3)	(7)	(0.8)	(6)	72.2	(18)	(0.9)
Foreign currency hedging gains/(losses)
and exchange differences	(4)	(0.4)	1	0.1	(5)	n.s.	(3)	(0.2)
Income before taxes	90	9.1	83	9.2	7	8.9	159	8.3

Income taxes	21	2.1	18	2.0	3	17.6	31	1.6

Net income for the period	69	7.0	65	7.2	4	6.5	128	6.7
attributable to:
- Shareholders of the Parent Company	70	7.1	64	7.1	6	10.2	125	6.5
- minority interests	(1)	(0.1)	1	0.1	(2)	n.s.	3	0.2

(A) Of which Euro 7 million invoiced by holding and related companies in first half of 2007 (Euro 11 million in 2006 and Euro 7 million in first half of 2006).

(B) Operating profit, before non-recurring items, amounts to Euro 100 million, corresponding to 10.1% of revenues (Euro 179 million in 2006, corresponding to 9.4% of revenues and Euro 84 million in first half of 2006, corresponding to 9.4%).

Figures not yet audited.

Consolidated balance sheet data at June 30, 2007

Compared with June 30, 2006, working capital increased by 32 million, due to the combined effects of:

  increase in inventories due to the different segmentation of collections and the management of continuative garments, as well as the higher number of directly operated stores;

  increase in trade payables due to higher volumes and better payment terms.

In addition to comments already made relating to working capital, capital employed increased by a further 205 million, mainly due to the increase in expenditure on tangible and intangible fixed assets.

Compared with December 31, 2006, capital employed increased by 91 million euro, driven by an increase in working capital due to the cyclical nature of the business, in addition to the net increase in tangible and intangible fixed assets resulting from gross operating capital expenditure in the half year of 101 million euro. The greater part of the capital expenditure, totalling 71 million, went to the commercial network. Production capital expenditure related mainly to increases in production capacity of the Croatian and Tunisian centres and of the Castrette di Villorba hub in Italy.

Other capital expenditure amounted to 12 million and concerned mainly Information Technology (start-up of SAP software relative to the sales cycle).

The most significant elements in the financial situation, compared with December 31 and June 30, 2006, were as follows:
(millions of Euro)	06.30.2007	12.31.2006	Change	06.30.2006
Working capital	663	623	40	631
- Trade receivables	665	627	38	654
- Inventories	396	331	65	320
- Trade payables	(455)	(403)	(52)	(398)
- Other operating receivables/(payables) (A)	57	68	(11)	55

Assets held for sale	4	7	(3)	8
Property, plant and equipment and intangible assets (B)	1,075	1,027	48	894
Non-current financial assets (C)	23	21	2	20
Other assets/(liabilities) (D)	36	32	4	11
Net capital employed	1,801	1,710	91	1,564

Net financial indebtedness (E)	459	369	90	292
Total shareholders' equity	1,342	1,341	1	1,272

(A) Other operating receivables and payables include VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc.

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the Company reorganization carried out in 2003.

(E) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities.

Figures not yet audited.

Net financial indebtness was 459 million euro compared with 292 million euro at June 30, 2006.

(millions of Euro)	06.30.2007	12.31.2006	Change	06.30.2006
Cash and banks	97	181	(84)	247
A Liquid assets	97	181	(84)	247

B Current financial receivables	23	40	(17)	26

Current portion of indebtedness	(500)	(500)	-	(1)
Financial payables, bank loans and lease financing	(78)	(88)	10	(61)
C Current financial indebtedness	(578)	(588)	10	(62)

D = A+B+C Current net financial indebtedness	(458)	(367)	(91)	211

E Non-current financial receivables	3	3	-	5

Bank loans	-	-	-	(500)
Lease financing	(4)	(5)	1	(8)
F Non-current financial indebtedness	(4)	(5)	1	(508)

G = E+F Non-current net financial indebtedness	(1)	(2)	1	(503)

H = D+G Net financial indebtedness	(459)	(369)	(90)	(292)

Figures not yet audited.

Cash flow in the first half of 2007

Free cash flow absorbed was 22 million euro. The result was influenced mainly by investments for the commercial network, development of the Croatian and Tunisian production centres and of the hub in Castrette di Villorba (Italy) and Information Technology; disposals in the period referred mainly to the sale of commercial companies located in Milan, Nantes and Avignon, as well as to production plant and machinery.

Free cash flow was also effected by the increase of the working capital associated with higher sales volumes and the different segmentation of collections.

Cash flows during the half-year are summarized below with comparative figures for the first half of the last financial year:
	1st half	1st half
(millions of euro)	2007	2006
Cash flow provided by operating activities	69	154
Cash flow used by investing activities	(91)	(43)
Free cash flow	(22)	111

Cash flow used by financing activities, of which:
- dividends paid	(68)	(64)
- net change in sources of finance	3	4
Cash flow used by financing activities	(65)	(60)

Net increase/(decrease) in cash and cash equivalents	(87)	51

Figures not yet audited.

Outlook for the full year

For 2007, an improvement in consolidated revenues is forecast compared with forecasts given last spring, with growth ranging from 7 to 9%, due to the results of the 2007 Spring/Summer collections and progress of orders for the 2007 Fall/Winter collections.

It is forecast that EBITDA, calculated before non-recurring items, will show an increase of over 20%, with a percentage of revenues exceeding 15%.

Investments are forecast around 300 million euro and the net financial indebtness is forecast to be around 450 million by the end of 2007.

Alternative performance indicators

In this press release, in addition to the conventional financial ratios required by IFRS, some alternative performance indicators are provided in order to permit a better assessment of the Group's profit and financial performance. However, these indicators must not be considered as replacing the conventional ratios required by IFRS.

	1st half	1st half		Full year
Key operating data (millions of Euro)	2007	2006	Change	2006
A Operating profit	107	89	18	180
B - of which non-recurring income	(7)	(5)	(2)	(1)
C Depreciation and amortization	44	41	3	84
D Other non-monetary costs
(impairment and stock options)	-	2	(2)	12
E - of which non-recurring	-	1	(1)	11
F = A+C+D EBITDA	151	132	19	276
G = F+B-E Ordinary EBITDA	145	126	19	264

Figures not yet audited.

Benetton Group S.p.A. results

(Figures not yet audited)

Statement of income by nature of cost
	1st half	1st half		Full year
(millions of Euro)	2007	2006	Change	2006
Revenues	20	20	-	38

Other operating income	5	3	2	7
Purchases of consumables	1	1	-	2
Payroll and related costs	11	10	1	24
Depreciation and amortization	1	2	(1)	3
Other operating costs	17	15	2	32
Operating profit	(5)	(5)	-	(16)

Dividends and adjustments for investments	45	55	(10)	99
Net financial expenses and exchange differences	(8)	(4)	(4)	(7)
Income before taxes	32	46	(14)	76

Income taxes	4	(1)	5	2
Income for the period	36	45	(9)	78

Balance sheet and financial position highlights
(millions of Euro)	06.30.2007	12.31.2006	06.30.2006
Working capital (A)	72	86	78
Net capital employed	1,273	1,275	1,241
Net financial indebtedness (B)	330	300	312
Shareholders' equity	943	975	929

(A) Working capital includes the book balances at the reporting date of: trade receivables less the related provision for doubtful accounts, trade payables and other operating receivables and payables (i.e. VAT receivables and payables, sundry receivables and payables, receivables and payables with the holding company, subsidiaries and associated companies, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc).

(B) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities.

Cash flow statement
	1st half	1st half
(millions of Euro)	2007	2006
Cash flow provided by operating activities	45	50
Cash flow used by investing activities	(7)	(5)
Free cash flow	38	45

Cash flow used by financing activities of which:
- dividends paid	(67)	(62)
- net change in sources of finance	(29)	47
Cash flow used by financing activities	(96)	(15)

Net increase/(decrease) in cash and cash equivalents	(58)	30

Delisting from NYSE and termination of registration in accordance with the Securities Exchange Act

Today the Board of Directors resolved to request the voluntary termination of the listing and registration of its own American Depositary Shares (ADS) at the New York Stock Exchange (NYSE) and the voluntary termination of its registration and of its duty to file reports pursuant to the Securities Exchange Act of 1934.

The decision was made in the light of the globalization process within the financial markets and of the internationalization of the Italian Stock Exchange, taking into account the low trading volumes in New York and due to the fact that even the principal American shareholders trade Benetton shares mainly on the Italian stock exchange.

Benetton Group, which adheres to the standards required by the American legislation of 2002, the Sarbanes Oxley Act, will continue to maintain a level of internal control, corporate governance and financial reporting in accordance with the highest international standards, in addition, naturally, to the full respect of Italian legislation governing savings.

The delisting and deregistration of Benetton Group do not affect the Group's business strategy in the United States.

In the next few days, Benetton Group will file Form 25 and Form 15F to the Securities Exchange Commission (SEC), subsequently following the procedures and timing provided by the new simplified procedure recently approved by SEC.

Benetton Group has not arranged for listing and/or registration of its ordinary shares or ADSs on any other U.S. national securities exchange or quotation medium (as defined in Rule 15c 2-11 under the Exchange Act).

The Company will maintain its Level 1 American Depository Receipt programme. Ordinary shares will remain listed on the Italian Stock Exchange, constituting the primary trading market.

The Company will continue to make its annual and interim reports and press releases available on its website (www.benettongroup.com), also in English.

Declaration by the Manager Responsible for the preparation of company accounting documents.

The Responsible Manager, Emilio Foà, has issued a written declaration in accordance with art. 154 bis, II paragraph of the Tax Consolidation Act, attached to the Half Year Report to June 30, 2007, stating that this latter, on the basis of what he knows, corresponds to the documentary results, books and accounting records.

Disclaimer

The document includes forward-looking statements, in particular in the section "Outlook for the full year", relative to future events and income and financial operating results of the Benetton Group. These forecasts, by their nature, include an element of risk and uncertainty, since they depend on the outcome of future events and developments. The actual results may differ even quite significantly from those stated due to a multiplicity of factors.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

www.benettonpress.mobi

Investor Relations

0039 0422519412

www.benettongroup.com/investors